SUB-ITEM 77C

Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset Global Partners
Income Fund Inc. was held on December 14, 2015 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:




				No. Shares
Robert D. Agdern
Affirmative			12,281,784
Withhold			   781,742


William R. Hutchinson
Affirmative			12,274,890
Withhold			   788,636


Jane E. Trust*
Affirmative			12,287,983
Withhold			   775,543


At February 29, 2016, in addition to Robert D. Agdern, William R.
Hutchinson and Jane E. Trust, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Leslie H. Gelb
Eileen A. Kamerick
Riordan Roett

* Effective August 1, 2015, Ms. Trust became a Director.